FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2012

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K filed with the Commission on December 23, 2011, InterXion Holding N.V. (the “Company”) held an Extraordinary General Meeting of Shareholders on January 20, 2012 (the “Extraordinary General Meeting”). The following proposals were submitted to a vote by the shareholders at the Extraordinary General Meeting:

PROPOSAL 1—APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

Michael Massart was elected to the Company’s Board of Directors (the “Board”) as a non-executive director by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
48,784,995	2,100	10,738	16,960,184

PROPOSAL 2—ADOPTION OF DIRECTORS REMUNERATION POLICY

The Directors Remuneration Policy was adopted by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
40,957,066	7,791,109	49,658	16,960,184

The Directors Remuneration Policy governs the individual employment contracts, including remuneration, of the executive and non-executive directors of the Board. Pursuant to the Directors Remuneration Policy the remuneration of the non-executive directors will be set by the shareholders at the General Meeting and the remuneration of the executive directors will be set by the Board. The remuneration will be set in accordance with the guidelines as reflected in the Directors Remuneration Policy. The foregoing description of the Directors Remuneration Policy is qualified in its entirety to the full text of the Directors Remuneration Policy, a copy of which is attached as Exhibit 99.1 hereto.

PROPOSAL 3—AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Company’s Articles of Association, as amended, were adopted by vote of the shareholders as follows:

Aggregate Vote
For	Against	Abstentions	Broker Non-Votes
40,732,675	50,770	6,380	16,960,184

The Company’s Articles of Association were amended to bring them in line with the Company’s new Directors Remuneration Policy and to delete a reference to the NYSE Listed Company Rules in connection with establishing committees of the Board. The Company’s Articles of Association, as amended, went into effect on

January 20, 2012. The foregoing description of the amendments to the Company’s Articles of Association is qualified in its entirety to the full text of such amended Articles of Association, a copy of which is attached as Exhibit 99.2 hereto.

Exhibit
99.1	Directors Remuneration Policy

99.2	Articles of Association, as amended

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/S/ DAVID C. RUBERG
Name:	David C. Ruberg

Title:	Chief Executive Officer

Date: January 24, 2012